

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2014

Via E-mail
Richard W. Sunderland, Jr.
Executive Vice President and Chief Financial Officer
American Public Education, Inc.
111 West Congress Street
Charles Town, WV 25414

Re: American Public Education, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 27, 2014
File No. 1-33810

Dear Mr. Sunderland:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Cash and cash equivalents, page 81

1. Please refer to Rule 5-02 of Regulation S-X and tell us how you considered presenting or disclosing restricted cash associated with the company's participation in programs administrated by the Department of Education and Department of Defense.

<u>Revenue Recognition, page 82</u>

2.   We note that bad debt expense increased from $6.7 million in 2011 to $13.6 million in 2012 and again to $14.3 million in 2013. You attribute these increases to unpaid balances due directly from non-military students that did not complete their academic period. In this regard, please tell us if you continue to recognize revenue pro rata over the remaining academic period or if you record the remaining non-refundable amount due from the student upon withdrawal.

3.   Please tell us if you reassess whether collectability is reasonably assured in accordance with SAB 13:A1 when a student withdraws and becomes responsible for the unpaid balance of their student account. In this regard, please provide us with a quantitative analysis of your historical collections experience with students who become responsible for tuition and related fees due to withdrawal or loss of financial aid eligibility.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                                Sincerely,

                                                /s/ Terry French for

                                                Larry Spirgel
                                                Assistant Director